07002441

ATES
NGE COMMISSION
.C. 20549

RECEIVED
FEB 2 7 2007
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

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SEC FILE NUMBER
8- 31907

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISUN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 N. Patrick Blvd, Suite 190
(No. and Street)

Brookfield (City) — Wisconsin (State) — 53045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik — (262) 879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalin, Wayne
(Name – *if individual, state last, first, middle name*)

2323 N. Mayfair Road, Ste 420 (Address) — Wauwatosa (City) — WI (State) — 53226 (Zip Code)

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vish R. Naik
Signature

President
Title

Notary Public 2-28-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation

Financial Statements and Auditor's Report

December 31, 2006

VISUN SECURITIES CORPORATION
FINANCIAL STATEMENTS AND AUDITORS'S REPORT

TABLE OF CONTENTS

Dalin Lindseth & Co., S.C.
Certified Public Accountants

Heritage House at Mayfair
2323 N. Mayfair Road, Suite 420
Wauwatosa, Wisconsin 53226

Wayne Dalin, CPA
Jay L. Lindseth, CPA

TELEPHONE
414-771-6464
FAX
414-771-8084
E-MAIL
Dalinlindseth@aol.com

January 25, 2007

To The Board of Directors and Shareholders of
Visun Securities Corporation
Brookfield, Wisconsin

We have audited the accompanying balance sheet of **Visun Securities Corporation** (A Wisconsin Corporation) as of December 31, 2006, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about weather the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of **Visun Securities Corporation** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules are presented for the purpose of additional analysis and are required for NASD purpose only. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Dalin Lindseth + Co., S.C.

Respectfully Submitted,
Dalin Lindseth & Co., S.C.

VISUN SECURITIES CORPORATION
BALANCE SHEET
(With the auditor's report of January 25, 2007)
As of DECEMBER 31, 2006

ASSETS

Cash and temporary investments	$ 10,720
Prepaid taxes	1,434
Commissions receivable	38,933
Security Deposit	1,320
Investment – Market (Note 5)	33,869
Total Current Assets	86,276
Property and equipment, at cost	
Less accumulated depreciation	$ 37,295
	(35,646)
	1,649
Total Assets	$ 87,925

LIABILITIES AND STOCKHOLDER'S EQUITY

Payroll taxes payable	$ 6,386
Commissions payable	15,281
Accrued expenses	1,895
Total Current Liabilities	23,562
Subordinated loan (Note 2)	25,000
Total Liabilities	48,562
Common stock – 10,000 shares authorized issued and outstanding, no par value	10,000
Unrealized gain (Note 5)	12,644
Retained earnings	16,719
Total Stockholder's Equity	39,363
Total Liabilities and Stockholder's Equity	$ 87,925

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAIND EARNINGS
(With the auditor's report of January 25, 2007)
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME	
Commission income	$ 458,708
Investment income	179
Miscellaneous Income	1,349
Total Income	460,236
EXPENSES	
Depreciation	491
Insurance	950
Interest	3,000
Licenses	3,333
Rent	4,668
Payroll Taxes	9,311
Property Taxes	63
Telephone and office	3,260
Wages	94,433
Travel and Entertainment	1,796
Commissions paid	314,854
Legal and accounting	6,090
Dues and publications	1,039
Total Expenses	443,288
Net Income (Loss) Before Provision for Income Taxes	16,948
Provision for income taxes (Note 3)	0
Net Income (Loss)	16,948
Retained earnings, December 31, 2005	(229)
Retained earnings, December 31, 2006	$ 16,719)

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
(With the auditor's report of January 25, 2007)
FOR THE YEAR ENDED DECEMBER 31, 2006

Stockholder's Equity, December 31, 2005	$ 9,771
Increase in value of investments	12,644
Increase (decrease) – net income	16,948
Stockholder's Equity, December 31, 2006	$ 39,363

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
(With the auditor's report of January 25, 2007)
FOR THE YEAR ENDED DECEMEBR 31, 2006

Cash Flows from Operating Activities	
Net income	$ 16,948
Adjustments to reconcile net income to	
Net cash provided by operating activities-	
Depreciation	491
(Increase) decrease in commissions receivable	(7,333)
(Increase) in accrued expenses	1,896
Increase (decrease) in payroll taxes payable	(337)
Increase (decrease) in commissions payable	414
Net Cash Flow from Operating Activities	(4,869)
Cash Flow Investing Activities-	
Exercise of non-marketable warrants	3,625
Purchase of investments	(21,225)
Purchase of telephone equipment	(663)
Net Cash Flow from Investing Activities	(18,263)
Net Cash Flow from Financing Activities	
Net Cash Flow from Financing Activities	-
Net Increase (Decrease) in Cash	(6,184)
Cash and temporary investments, December 31, 2005	16,904
Cash and temporary investments, December 31, 2006	$ 10,720
Supplemental disclosures of cash flow information-	
Cash paid for interest	$ 3,000
Income taxes paid	$ 0

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
NOTES TO FINACIAL STATEMENTS
(With the auditor's report of January 25, 2007)
DECEMBER 31, 2006

Summary of Significant Accounting Policies

Visun Securities Corporation operates as a securities firm in Southeastern Wisconsin. The National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC), and various other federal and state agencies regulate it.

Depreciation – Depreciation of equipment is recorded using the modified cost recovery Method (MACRS) for both financial reporting and tax purposes. Asset lives vary from five to ten years.

Cash and temporary investments- The Company considers all highly liquid debt instruments with maturity of three months or less and its mutual funds to be cash and temporary investments. Temporary losses or gains due to market fluctuations are shown as an adjustment to stockholders equity.

Note 1- Minimum Capital Requirements

As a broker- dealer regulated by the NASD, the Company is required to maintain certain minimum capital levels. At all times during 2006, the Company exceeded the minimum capital required.

Note 2- Subordinated Loan

The Company has a loan payable to its officer and sole stockholder, and is subordinated to all creditors. On November 8, 2006, the SL agreement was amended to extend the maturity date to December 31, 2010 and the interest rate was changed to 9 %.

Note 3- Income Taxes

As of December 31, 2006, the Company recorded a provision for income taxes payable based on statutory tax rates. There were no significant differences between financial and tax reporting.

Note 4- Lease Obligations

The Company leased certain office space on Patrick Boulevard in Brookfield in 2006 Monthly rent paid was $1,324.05; however, as per written agreements, Mr. William Hoeft and Asset Builders Corporation, sublease space and compensate the Company.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
(With the auditor's report of January 25, 2007)
DECEMBER 31, 2006

Note 5- Investments

The Company purchased warrants giving it the right to purchase shares of the National Association of Securities Dealers (NASD) stock when it becomes available. Warrants with a cost basis of $3,625.00 were exercised on June 27, 2006; the NASD stock was purchased for $17,600.00.

The carrying value of the NASD shares is as follows:

Basis of NASD warrants	$ 3,625.00
Purchase price of shares	17, 600.00
Unrealized gain	12,644.00
Value of NASD Shares	$ 33,869.00

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

VISUN SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
(With the auditor's report of January 25, 2007)
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated loan, December 31, 2005	$ 25,000
Increases (decreases)	0
Subordinated loan, December 31, 2006	$ 25,000

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
(With the auditor's report of January 25, 2007)
AS OF DECEMBER 31, 2006

Total stockholder's equity	$39,363
DEDUCT:	
Equity not allowable	0
Total Stockholder's Equity Qualified for Net Capital	39,363
ADD:	
Liabilities subordinated to claims of General creditors allowable in computation of net capital	25,000
Total	64,363
Less nonallowable assets	(25,971)
Less haircuts on securities	(5,282)
Net Capital	$ 33,110

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF DETERMINATION OF RESERVE REQUIREMENTS
(With the auditor's report of January 25, 2007)
AS OF DECEMBER 31, 2006

Minimum net capital required	$ 1,570
Minimum dollar net capital requirement of reporting broker	5,000
Net capital requirement	5,000
Excess Net Capital	$ 28,110
Net Capital	33,110
Computation of Aggregate Indebtedness	
Total of Aggregate Indebtedness	$ 23,563
Percentage of Aggregate Indebtedness to Net Capital	71

The accompanying notes are an integral part of these financial statements.

RECONCILIATION BETWEEN AUDITED BALANCE SHEET AND UNAUDITED STATEMENT OF FINANCIAL CONDITION (With the auditor's report of January 23, 2007) AS OF DECEMBER 31, 2006

Total liabilities and capital per Unaudited Statement	$ 87,925
Treatment of federal income taxes paid during	-
Total Liabilities and Equity per Audited Statement	$ 87,925

END